FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2010
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA PROVIDES INFORMATION ON THE ESTIMATED EFFECT OF TAX LAW
CHANGES ON THE COMPANY’S FINANCIAL CONDITION

Mexico City, February 12, 2010 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) estimates that due to changes in Mexico’s Income Tax Law published on December 7, 2009 related to tax consolidation, which became effective January 1, 2010 (the “Law”), the Company will pay deferred income taxes for periods through December 31, 2004 of up to approximately Ps. 2,703 million.  Under the Law, this amount would be payable in five annual installments commencing with approximately Ps. 676 million in 2010 and Ps. 676 million, Ps. 541 million, Ps. 405 million, and Ps. 405 million in the four subsequent years.

The Mexican Accounting Board published its interpretation of the application of accounting norms for the changes in the tax law as INIF-18. As a result of the application of INIF-18, the Company expects to record a charge to earnings for 2009 of approximately Ps. 1,442 million and, in addition, make direct charges to shareholders’ equity of approximately Ps. 1,415 million.

The estimates provided herein are preliminary and subject to change, which changes may be substantial.  These changes could principally derive from the Mexican Tax Administration’s regulations for the interpretation of the Law, which have not yet been issued.  The Company expects to disclose on a timely basis any material change or event that would impact the estimates contained herein.

The Company has initiated legal action to defend its interests on the grounds that the Law is unconstitutional and would have illegal effects.  ICA can provide no assurance that it will be successful in its efforts to mitigate the effects of the Law.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Luciana Garcia (5255) 5272 9991 x 3697 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com

Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2010

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer